Fax

LIBERTY INTERNATIONAL

Direct Line: 020 7887 7108
Direct Fax:020 7887 0001

SUPPL

05009122

	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Kerin Williams	**Date:**	15 June 2005
Pages:	5		
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

Please find attached an announcements that was made on the London Stock Exchange on Tuesday.

Yours faithfully

Kerin Williams
Deputy Company Secretary

PROCESSED
JUN 2 1 2005
THOMSON
FINANCIAL

LIBERTY INTERNATIONAL PLC 40 BROADWAY LONDON SW1 0BU
TELEPHONE: 020 7960 1200 FACSIMILE: 020 7960 1333 www.liberty-international.co.uk

LIBERTY INTERNATIONAL

June 15, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the documents: "Offer to Purchase Unsecured bonds".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams at +44 (0) 20 7887 7108.

Yours faithfully,

Kerin Williams
Deputy Company Secretary
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

File No. 82-34722

LIBERTY INTERNATIONAL PLC

OFFER TO PURCHASE UNSECURED BONDS

Further to the announcement of 24 May 2005, the offer to purchase CSC Unsecured Bonds is now closed.

In aggregate, £23,511,000 million of the 5.75% unsecured bonds due 2009 (the "2009 Bonds") and £5,344,000 of the 6.875% unsecured bonds due 2013 (the "2013 Bonds") were repurchased for cancellation. This leaves the balance not held by the Liberty International group at £41,744,000 million of the 2009 Bonds out of £150 million originally issued and £26,821,000 of the 2013 Bonds out of £200 million originally issued.

14 June 2005

Enquiries:
Liberty International PLC / Capital Shopping Centres PLC
Aidan Smith Tel: +44 20 7960 1210

Part 1 – All issues (continued)

Section 4

SARs:	Issue price -	Nil
	Performance hurdle -	TSR performance measured against two comparator groups, over a 3 year performance period starting on 1 January 2003 and ending on 31 December 2005. Shares allocated on vesting of SARs will be subject to further restrictions on dealing for a maximum of 10 years after the original Grant Date.

Section 5

SARs:	Issue price -	Nil
	Performance hurdle -	TSR performance measured against two comparator groups, over a 3 year performance period starting on 1 January 2004 and ending on 31 December 2006. Shares allocated on vesting of SARs will be subject to further restrictions on dealing for a maximum of 10 years after the original Grant Date.

Section 6

SARs:	Issue price -	Nil
	Performance hurdle -	TSR performance measured against two comparator groups, over a 3 year performance period starting on 1 January 2005 and ending on 31 December 2007. Shares allocated on vesting of SARs will be subject to further restrictions on dealing for a maximum of 10 years after the original Grant Date.

Part 1 – All issues (continued)

Section 1

Options:	Expiry date -	22 May 2015
	Exercise price -	$8.46
	Performance hurdle -	TSR performance measured against two comparator groups, over a 3 year performance period starting on 1 January 2003 and ending on 31 December 2005. Shares allocated on the exercise of Options will, subject to compliance with the Company's guidelines for dealing in securities, not be subject to any restrictions on dealing.
	Exercise period -	1 January 2006 to 22 May 2015, subject to the satisfaction of performance conditions.

Section 2

Options:	Expiry date -	22 May 2015
	Exercise price -	$8.46
	Performance hurdle -	TSR performance measured against two comparator groups, over a 3 year performance period starting on 1 January 2004 and ending on 31 December 2006. Shares allocated on the exercise of Options will, subject to compliance with the Company's guidelines for dealing in securities, not be subject to any restrictions on dealing.
	Exercise period -	1 January 2007 to 22 May 2015, subject to the satisfaction of performance conditions.

Section 3

Options:	Expiry date -	22 May 2015
	Exercise price -	$8.46
	Performance hurdle -	TSR performance measured against two comparator groups, over a 3 year performance period starting on 1 January 2005 and ending on 31 December 2007. Shares allocated on the exercise of Options will, subject to compliance with the Company's guidelines for dealing in securities, not be subject to any restrictions on dealing.
	Exercise period -	1 January 2008 to 22 May 2015, subject to the satisfaction of performance conditions.

P.01

Fax

LIBERTY
INTERNATIONAL

Direct Line: 020 7887 7108
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Kerin Williams	**Date:**	17 June 2005
Pages:	6		

Subject: Liberty International PLC

Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934

File No. 82-34722

Please find attached two announcements that were made on the London Stock Exchange today.

Yours faithfully

Kerin Williams
Deputy Company Secretary

LIBERTY

INTERNATIONAL

June 17, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the documents: "Appointment of New Chairman" and "Notification of Interest of Directors and Connected Persons".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams at +44 (0) 20 7887 7108.

Yours faithfully,

Kerin Williams
Deputy Company Secretary
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

17 June 2005

LIBERTY INTERNATIONAL PLC

APPOINTMENT OF NEW CHAIRMAN

Liberty International PLC ("Liberty International") today announces the appointment of Sir Robert Finch as Chairman with effect from 1 July 2005.

Sir Robert Finch is the immediate past Lord Mayor of London, the most senior London partner and former head of the property department at leading City law firm, Linklaters. He was appointed to the Liberty International Board as a non-executive Director on 7 February 2005.

On taking up the chairmanship, Sir Robert will be retiring from his partnership at Linklaters and will be based at Liberty International's Head Office at 40 Broadway, London SW1.

Sir Donald Gordon, Chairman, commented: "We are delighted to announce that Sir Robert Finch has been appointed as Chairman. Sir Robert brings vast expertise and broad understanding of the property industry, its participants and the wider City of London. We look forward to Liberty International continuing its outstanding long term track record of growth under Sir Robert's chairmanship as it pursues its strategic objectives through its market-leading UK regional shopping centre business, Capital Shopping Centres, and its other retail and commercial property activities in the UK and USA through Capital & Counties".

Sir Donald is retiring as Chairman at the end of June 2005 but will be continuing his association with the company, in which his family has a substantial 22 per cent shareholding, as an adviser to the Board and in the capacity of President for Life.

Additional biographical details on Sir Robert are attached to this announcement.

Susan Folger
Company Secretary
On behalf of the Board of Liberty International PLC

Public Relations

UK:	Michael Sandler	Hudson Sandler	+44 (0)20 7796 4133
SA:	Matthew Gregorowski (UK)	College Hill Associates	+44 (0)20 7457 2020
	Nicholas Williams (SA)	College Hill Associates	+27 (0)11 447 3030

FURTHER INFORMATION

BIOGRAPHICAL DETAILS OF SIR ROBERT FINCH

Sir Robert Finch (60) qualified as a solicitor in 1969 when he joined Linklaters and was elected a partner in 1974. He was head of Real Estate from 1997 until he stepped down from this position in 1999 to assume a civic career in the City of London. He was elected Alderman of the City of London in 1992, Sheriff in 1999 and served as Lord Mayor of London in 2003/4. Amongst other positions, he was appointed a Church Commissioner in 2000. He was appointed Knight Bachelor in the New Year's Honours List 2004/5 for services to the City of London. He will be retiring from his partnership at Linklaters to take up his appointment at Liberty International.

This announcement includes statements that are forward-looking in nature. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Liberty International PLC to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Any information contained in this announcement on the price at which shares or other securities in Liberty International PLC have been bought or sold in the past, or on the yield on such shares or other securities, should not be relied upon as a guide to future performance.

Liberty International PLC

Schedule 11 - Notification of Interests of Directors and Connected Persons

Options granted under the Company's share option schemes were exercised by employees of the Company on 15 June 2005. The shares required for the exercise were provided by a transfer of shares from the Company's Employee Share Ownership Plan ("ESOP"). Certain of the executive directors of Liberty International PLC are potential beneficiaries of the ESOP, and therefore, the transfer of shares is disclosable as a change in their interests. Formal notice of the change in the interests of the ESOP follows:-

1	Name of company:	LIBERTY INTERNATIONAL PLC
2	Name of director:	Mr J G Abel, Mr R M Cable, Mrs K E Chaldecott, Mr D A Fischel, Mr J I Saggers and Mr A C Smith
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:	Non-beneficial interest of the directors. The Directors are potential beneficiaries under the employee share plan
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	LI Share Plan (Jersey) Limited
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):	N/A
6	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:	Transfer on exercise of options to employees

7	Shares transferred:	No. of Shares: 64,136 91,293 Total 155,429	Price per Share: 545p 512p
8	Percentage of issued class:	0.048%	
9	Class of security:	Ordinary shares	
10	Date of transaction:	15 June 2005	
11	Date company informed:	17 June 2005	
12	Total holding following this notification:	2,700,768	
13	Total percentage holding of issued class following this notification:	0.84%	
14	Contact name for queries:	Kerin Williams	
15	Contact telephone number:	020 7887 7108	
16	Name of company official responsible for making notification:-	Kerin Williams Deputy Company Secretary	
	Date of Notification:	17 June 2005	